DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK

99 GRESH
LONDON E

MARQUÉS DE LA ENSENADA, 2
28004 MADRID
TELEPHONE 91 702 2680
FAX 91 702 2765

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

011-34-91-702-2749
jose.marco@dpw.com


06013852

File No. 82-5201

May 26, 2006


SEC MAIL
RECEIVED
PROCESSING
MAY 26 2006
WASH, D.C.
156
SECTION

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Market Communication dated May 26, 2006.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Jose Marco
Legal Assistant
Capital Markets

PROCESSED
MAY 31 2006
THOMSON
FINANCIAL

Enclosure

By Hand Delivery

5/31



Gamesa Corporación Tecnológica, S.A. informs about a change in the calendar for the announced Investors' Day on May 31st 2006, related to the Strategic Presentation for investors and financial analysts. The new date for the event will be on June, 21st 2006, at 11 am (Madrid time) in the *Europa* room at the Madrid Convention Centre (*Palacio de Congresos de Madrid*), located at Paseo de la Castellana, 99.

Please find below the agenda for the event:

TIME	CONTENTS	SPEAKER
10.30 – 11.00	**Welcome**	
11.00 – 14.00	**2006-2008 Strategic Plan**	
	1. Competing for the Future	Guillermo Ulacia
	2. Key Strategic Actions	
	- Market / Client	Fernando Ferrando / Javier Perea
	- Technology	Manuel Rodríguez
	- Supply Chain	César Fernández de Velasco
	3. New Businesses	
	- Solar	Antxón Berreteaga
	- Bio-mass	Fernando Ferrando
	4. Targets	Guillermo Ulacia
	5. Conclusions	Guillermo Ulacia
14.00 – 14.30	**Q&A**	

The event will be available life via web casting service (the connection details will be disclosed the previous week) both in Spanish and English.

The Company will send the correspondent invitations to the event via e-mail in the first week of June (attendance confirmation will be required)

Please process any doubt about the event through the Investors Relation Team.

Contact Details:

Maite Bermejo	+ 34 94 431 76 11	mbermejo@gamesa.es
Gonzalo Onzain	+ 34 94 431 76 11	gonzain@gamesa.es

Vitoria, May, 26th 2006